UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of June, 2002

Kappa Holding B.V.

(Translation of Registrant's Name Into English)

**Dr. Holtroplaan 5
NL-5652 XR Eindhoven
The Netherlands**

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kappa Holding B.V.

By: ____________________
Name: G.P.F. Beurskens
Title: President/Managing Director

By: ____________________
Name: H. Wagter
Title: Chief Financial Officer/Managing Director

Dated 28 June, 2002

First Quarter 2002 Report

March 31, 2002

of

Kappa Packaging

(€ in millions)	First Quarter 2002	First Quarter 2001	%
Sales	**711.6**	**429.1**	**+65.8%**
EBITDA	**122.2**	**71.0**	**+72.1%**
EBITA (operating income)	**79.6**	**43.8**	**+81.7%**
EBITDA as % of sales	**17.2%**	**16.5%**	**+4.2%**

Eindhoven, May 13th 2002

Forward-looking statements

Certain statements in this report are not historical facts and are "forward looking" (as such term is defined in the US Private Securities Litigation Reform Act of 1995). Words such as "believes", "expects", "may", "intends", "will", "should" or "anticipates" and similar expression or the negative thereof are intended to identify forward looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements include, but are not limited to, statements regarding future results or occurrences. We caution you that any forward-looking statements involve predictions and are inherently subject to risks, uncertainties and assumptions. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein may not occur. More information about potential factors that could affect our business and financial results is included in Kappa Holding B.V.'s most recent annual report on Form 20-F, and the other reports submitted from time to time to the US Securities and Exchange Commission.

Use of Terms

Unless the context otherwise requires, references in this First Quarter 2002 Report to the "Group", "we", "our", "ours" and "us" are to Kappa Holding B.V. and its subsidiaries including the acquired containerboard and corrugated packaging business from AssiDomän AB ("AssiDomän"); references to "Alpha" are to AssiDomän's containerboard and corrugated packaging business; and references to "Kappa Packaging" or "the Company" are to the consolidated businesses and operations after the acquisition of Alpha.

Financial results, Kappa Packaging

(€ in millions)

General

The acquisition of Alpha

On May 17, 2001, Kappa Packaging completed the acquisition of AssiDomän's Containerboard and Corrugated packaging operations ("Alpha"). Kappa Packaging opted to fully integrate these businesses, acquired by certain subsidiaries of Kappa Beheer B.V., into the Kappa Packaging Group in order to achieve the optimal business and financial effects.

The results of Alpha have been consolidated as from May 17, 2001. The comparative figures for the first quarter of 2001, therefore, represent the consolidated results of Kappa Packaging prior to the acquisition of Alpha.

External reporting

The first quarter 2002 reporting has been drawn up on the basis of accounting principles consistent with previous quarterly and annual external reporting of Kappa Packaging. The financial statements for the first quarter 2002 as included in this report are unaudited. This report includes (1) a reconciliation of net income and shareholders' equity in accordance with Dutch generally accepted accounting principles ("GAAP") to US GAAP and (2) a guarantor footnote.

Financial review of First Quarter 2002

Kappa Packaging *(€ in millions)*	**First Quarter 2002**	**% of sales**	**First Quarter 2001**	**% of sales**
Sales	**711.6**	**100.0**	**429.1**	**100.0**
Net change work in process and finished products	6.4	0.9	8.6	2.0
Raw material costs	(249.4)	(35.0)	(175.2)	(40.8)
External services	(130.7)	(18.4)	(75.1)	(17.5)
Gross margin	**337.9**	**47.5**	**187.4**	**43.7**
Labor costs	(168.3)	(23.6)	(93.5)	(21.8)
Other operating costs, net	(47.4)	(6.7)	(22.9)	(5.3)
EBITDA	**122.2**	**17.2**	**71.0**	**16.6**
Depreciation	(42.6)	(6.0)	(27.2)	(6.4)
EBITA (operating income)	**79.6**	**11.2**	**43.8**	**10.2**

General

The acquired containerboard and packaging operations of AssiDomän AB have been fully consolidated as from May 17, 2001.

Sales

Sales of Kappa Packaging increased by €282.5 million, or 65.8%, to €711.6 million from €429.1 million mainly due to the consolidation of Alpha (€345.6 million), partly offset by intercompany sales from Kappa to Alpha (€34.0 million). Sales volumes in the first quarter 2002 increased by 57.5% compared to the first quarter 2001.

Sales prices of recycled corrugated case materials, solid board and packaging products slightly decreased in the first quarter 2002 compared to the fourth quarter 2001, whereas sales prices for kraftliner products remained about on the same level. Sales volumes in the first quarter 2002 increased slightly compared to the fourth quarter 2001.

Excluding Alpha, sales decreased by €29.1 million in the first quarter 2002 compared to the same period last year.

Raw material costs

Raw material costs of Kappa Packaging increased by €74.2 million, or 42.4%, to €249.4 million due to the consolidation of Alpha. As a percentage of sales, raw material costs decreased to 35.0% from 40.8%. Raw material costs excluding Alpha decreased by €32.1 million mainly due to lower average prices for recovered paper, recycled corrugated case materials and solid board.

External services

External services increased by €55.6 million, or 74.0%, to €130.7 million. The increase was mainly due to the consolidation of Alpha (€58.0 million). Excluding Alpha, external services decreased by €2.4 million to €72.7 million mainly due to decreased energy costs.

Labor costs
Labor costs of Kappa Packaging increased by €74.8 million, or 80.0%, to €168.3 million, mainly due to the consolidation of Alpha (€69.8 million).

Excluding Alpha, labor costs increased by €5.0 million mainly due to increased salaries and wages following general wage increases and increased pension expenses. The average number of full time employees decreased slightly in the first quarter 2002 compared to the same period last year.

Other operating costs, net
Other operating costs, net increased by €24.5 million, or 107.0%, to €47.4 million from €22.9 million mainly due to the consolidation of Alpha (€21.2 million).

EBITDA
EBITDA of Kappa Packaging increased by €51.2 million, or 72.1%, to €122.2 million from €71.0 million. The increase was primarily due to the consolidation of Alpha (€56.3 million) and increased EBITDA in our Packaging segment (€6.8 million), partly offset by decreased EBITDA in our Paper and Board segment (€12.3 million).

The EBITDA development in the Paper and Board segment, excluding Alpha, is mainly the result of the sales price decreases for both recycled corrugated case materials and solid board as well as slightly lower sales volumes. Improved gross margins, partly offset by decreased sales volumes, resulted in an increased EBITDA in our Packaging segment, excluding Alpha.

EBITA (operating income)
EBITA of Kappa Packaging in the first quarter 2002 increased by €35.8 million, or 81.7%, to €79.6 million from €43.8 million in the first quarter 2001 following improved EBITDA of €51.2 million and higher depreciation expenses of €15.4 million, both mainly the result of the consolidation of Alpha.

Liquidity and cash flow

(€ in millions)

Net change in cash of Kappa Packaging for the first quarter 2002 amounted to €(16.3) million compared to €(34.0) million in the first quarter 2001.

Kappa Packaging generated a net cash inflow from commercial operations of €79.2 million in the first quarter 2002 compared to €38.3 million in the first quarter 2001. This reflects an increase of €40.9 million, which is mainly due to an EBITDA increase (€51.2 million) and increased payments from provisions (€9.5 million) following the integration of the acquired Alpha operations.

The income tax payment of €3.6 million in the first quarter 2002 mainly relates to an income tax payment in Denmark. The income tax refund of €2.3 million in the first quarter 2001 mainly related to an income tax refund in the United Kingdom.

The cash outflow from investing activities increased from €30.8 million in the first quarter 2001 to €34.7 million in the first quarter 2002, mainly as a result of increased capital expenditures (€7.4 million) following the consolidation of Alpha. Capital expenditures for the first quarter 2002 represent 81.2% of depreciation expenses for the quarter.

As a result of the above, Kappa Packaging realized a net cash outflow before financing activities of €11.7 million in the first quarter 2002, compared to a net cash outflow of €37.6 million in the first quarter 2001.

The net change in long-term liabilities increased from €(21.3) million in the first quarter 2001 to €0 million in the first quarter 2002. This increase is mainly caused by the fact that the semi-annual installments on the new Senior Secured Credit Facilities have to be paid in the months of June and December, whereas the semi-annual installments on the old Senior Secured Credit Facilities had to be paid in the months of January and July.

8

Segmentation

The operations of Kappa Packaging consist of two businesses, the paper and board business ("Paper and Board") and the corrugated and solid board packaging business ("Packaging"). The Paper and Board business uses woodchips and recovered paper to produce corrugated case materials, solid board case materials and specialty/graphic board, whereas the Packaging business uses corrugated case materials and solid board case materials as raw material for the production and sale of corrugated and solid board packaging.

The segment income is based on earnings before interest, tax, amortization and extraordinary items ("operating income"). Corporate items are not allocated to the segments and include costs incurred by the corporate head office as well as costs and assets relating to geographical holding companies.

It should be noted that the total of amounts provided in any segment analysis below will not necessarily equal amounts shown on a consolidated basis due to intercompany eliminations and corporate items.

Paper and Board

Paper and Board *(€ in millions)*	**First Quarter 2002**	**% of sales**	**First Quarter 2001**	**% of sales**
Sales	**305.2**	**100.0**	**218.3**	**100.0**
Net change work in process and finished goods	(0.3)	(0.1)	(0.5)	(0.2)
Raw material costs	(98.7)	(32.3)	(75.2)	(34.5)
External services	(71.7)	(23.5)	(46.3)	(21.2)
Gross margin	**134.5**	**44.1**	**96.3**	**44.1**
Labor costs	(45.3)	(14.8)	(32.0)	(14.7)
Other operating costs, net	(16.7)	(5.5)	(8.5)	(3.9)
EBITDA	**72.5**	**23.8**	**55.8**	**25.6**
Depreciation	(19.9)	(6.6)	(13.9)	(6.4)
EBITA (operating income)	**52.6**	**17.2**	**41.9**	**19.2**

<u>Sales</u>
Sales of the Paper and Board segment increased by €86.9 million, or 39.8%, to €305.2 million from €218.3 million mainly due to the consolidation of Alpha (€ 114.2 million). Sales volumes in the first quarter 2002 increased by 48.1% compared to the first quarter 2001.

Excluding Alpha, sales of the Paper and Board segment in the first quarter 2002 decreased by €24.8 million compared to the same period last year mainly due to decreases in the average prices for recycled corrugated case materials and solid board and slightly lower sales volumes.

The average sales prices for recycled corrugated case materials and solid board in the first quarter 2002 decreased slightly compared to the fourth quarter 2001, whereas the average sales prices for kraftliner products remained about on the same level.

Raw material costs
Raw material costs of the Paper and Board segment increased by €23.5 million, or 31.3%, to €98.7 million. As a percentage of sales, raw material costs decreased to 32.3% from 34.5%. Excluding Alpha, raw material costs decreased by €11.5 million to €63.7 million.

External services
External services of the Paper and Board segment increased by €25.4 million, or 54.9%, to €71.7 million. The increase was mainly due to the consolidation of Alpha (€27.6 million). Excluding Alpha, external services decreased by €2.2 million to €44.1 million, mainly due to decreased energy costs.

Labor costs
Labor costs increased by €13.3 million, or 41.6%, to €45.3 million from €32.0 million. The increase is mainly due to the consolidation of Alpha (€12.6 million). Excluding Alpha, labor costs increased by €0.7 million to €32.7 million, mainly due to a decrease in the average number of full time employees of 3%, partly offset by increased salaries and wages following general wage increases.

Other operating costs, net
Other operating costs, net of the Paper and Board segment increased by €8.2 million, or 96.5%, to €16.7 million from €8.5 million mainly due to the consolidation of Alpha.

EBITDA
EBITDA of the Paper and Board segment increased by €16.7 million, or 29.9%, to €72.5 million from €55.8 million.

EBITA (operating income)
EBITA of the Paper and Board segment increased by €10.7 million, or 25.5%, to €52.6 million from €41.9 million. Depreciation expenses increased by €6.0 million to €19.9 million from €13.9 million mainly due to the consolidation of Alpha.

Packaging

Packaging *(€ in millions)*	First Quarter 2002	% of sales	First Quarter 2001	% of sales
Sales	**549.8**	**100.0**	**292.8**	**100.0**
Net change work in process and finished goods	6.6	1.2	9.1	3.1
Raw material costs	(294.8)	(53.6)	(182.1)	(62.2)
External services	(58.6)	(10.7)	(28.4)	(9.7)
Gross margin	**203.0**	**36.9**	**91.4**	**31.2**
Labor costs	(117.9)	(21.4)	(58.3)	(19.9)
Other operating costs, net	(30.7)	(5.6)	(12.5)	(4.3)
EBITDA	**54.4**	**9.9**	**20.6**	**7.0**
Depreciation	(22.0)	(4.0)	(12.8)	(4.3)
EBITA (operating income)	**32.4**	**5.9**	**7.8**	**2.7**

Sales

Sales of the Packaging segment increased by €257.0 million, or 87.8%, to €549.8 million from €292.8 million. The increase was mainly due to the consolidation of Alpha (€267.8 million). Sales volumes in the first quarter 2002 increased by 71.4% compared to the first quarter 2001.

Sales of the Packaging segment excluding Alpha in the first quarter 2002 decreased by €6.0 million, or 2.0%, to €286.8 million from €292.8 million in the same period last year. The decrease was mainly the result of slightly lower sales prices for packaging products and sales volumes.

The average sales prices for packaging products in the first quarter 2002 compared to the fourth quarter 2001 decreased slightly.

Raw material costs

Raw material costs of the Packaging segment increased by €112.7 million, or 61.9%, to €294.8 million from €182.1 million. The increase was mainly due to the impact of Alpha (€139.4 million). As a percentage of sales, raw material costs decreased to 53.6% from 62.2%.

External services

External services increased by €30.2 million or 106.3% to €58.6 million. The increase was mainly due to the consolidation of Alpha (€30.4 million).

Labor costs

Labor costs of the Packaging segment increased by €59.6 million, or 102.2%, to €117.9 million. Excluding Alpha, labor costs increased by €2.4 million mainly due to an increase in the average number of employees (3%) and general wage increases.

Other operating costs, net

Other operating expenses, net increased by €18.2 million, or 145.6%, to €30.7 million mainly due to the consolidation of Alpha.

EBITDA
EBITDA of the Packaging segment increased by €33.8 million, or 164.1%, to €54.4 million from €20.6 million.

EBITA (operating income)
EBITA of the Packaging segment increased by €24.6 million, or 315.4%, to €32.4 million from €7.8 million. Depreciation expenses increased by €9.2 million to €22.0 million from €12.8 million due to the consolidation of Alpha.

In February 2002, Kappa Atlantique in France, a small corrugated plant, was damaged by fire, resulting into a material damage (book loss) of approximately €2.0 million. The business carried out by Kappa Atlantique was transferred to Kappa SCAO, and it is currently under consideration whether to continue using our existing facilities at Kappa SCAO or replace the operations at a separate location. The Kappa Packaging Group has been insured against the consequences of such events (above our own risk of €4.5 million).

12

Kappa Packaging
Consolidated statements of income

(€ in millions)	First Quarter 2002*	First Quarter 2001*
Sales	**711.6**	**429.1**
Net change in work in process and finished goods	6.4	8.6
Net sales including net change in work in process and finished goods	**718.0**	**437.7**
Raw materials	(249.4)	(175.2)
External services	(130.7)	(75.1)
Gross margin	**337.9**	**187.4**
Labor costs	(168.3)	(93.5)
Other operating expenses, net	(47.4)	(22.9)
EBITDA	**122.2**	**71.0**
Depreciation	(42.6)	(27.2)
EBITA / operating income	**79.6**	**43.8**
Amortization of goodwill	(6.9)	(4.7)
Financial expense	(55.8)	(34.6)
Income before taxation	**16.9**	**4.5**
Taxation	(6.6)	(2.9)
Income from participations	-	0.1
Net income for the period	**10.3**	**1.7**

* *unaudited*

Kappa Packaging
Consolidated balance sheets

(€ in millions)	March 31, 2002*	December 31, 2001
Fixed assets		
Intangible fixed assets	919.5	924.8
Tangible fixed assets	1,671.2	1,671.3
Financial fixed assets	98.4	101.6
Total fixed assets	2,689.1	2,697.7
Current assets		
Inventories	263.5	253.4
Accounts receivable	493.5	468.1
Other receivables	35.3	35.9
Taxation and social security	18.5	18.5
Prepaid expenses and accrued income	29.8	18.0
Cash and bank balances	203.3	217.6
Total current assets	1,043.9	1,011.5
TOTAL ASSETS	**3,733.0**	**3,709.2**
Group equity	164.9	144.7
Shareholders' loans	592.7	581.8
Provisions	313.7	318.9
Long-term liabilities	2,085.7	2,083.1
Current liabilities		
Bank overdrafts	15.2	19.8
Short-term portion of long-term liabilities	78.8	78.9
Accounts payable	237.9	239.5
Other payables	19.3	18.1
Taxation and social security	43.7	42.6
Accrued interest	17.6	29.4
Other accrued expenses and deferred income	163.5	152.4
Total current liabilities	576.0	580.7
TOTAL LIABILITIES	**3,733.0**	**3,709.2**

* *unaudited*

Kappa Packaging
Group equity

The changes in group equity (*) are as follows :

(€ in millions)	
Balance at January 1, 2002	**144.7**
Net result for the period	10.3
Translation differences for the period	9.9
Balance at March 31, 2002	**164.9**

* *unaudited*

Kappa Packaging
Consolidated statements of cash flow

(€ in millions)	First Quarter 2002*	First Quarter 2001*
Cash flow from commercial operations	**79.2**	**38.3**
Interest paid	(52.6)	(47.4)
Income taxes paid	(3.6)	2.3
Net cash flow from operating activities	**23.0**	**(6.8)**
Cash flow from investing activities		
Net investment in tangible fixed assets	(34.6)	(27.2)
Net investment in financial fixed assets	0.5	-
Net investment in intangible fixed assets	(0.6)	(3.6)
Net cash flow from investing activities	(34.7)	(30.8)
Cash flow before financing activities	**(11.7)**	**(37.6)**
Cash flow from financing activities		
Net change in long-term liabilities	-	(21.3)
Net change in bank overdraft	(4.6)	24.9
Net cash flow from financing activities	**(4.6)**	**3.6**
Change in cash and cash equivalents	**(16.3)**	**(34.0)**
Cash and cash equivalents – beginning of the period	217.6	76.7
Translation movements on cash and cash equivalents	2.0	-
Cash and cash equivalents end of period	**203.3**	**42.7**

* *unaudited*

Supplemental Guarantor Footnote

Separate financial statements for Kappa Packaging B.V. and Kappa Beheer B.V. have not been filed because management has determined that such financial statements are not material information for investors. Presented below is consolidated information for Kappa Beheer B.V., the issuer of debt securities guaranteed by Kappa Holding B.V., Kappa Holding B.V., Kappa Packaging B.V. and the subsidiaries of Kappa Packaging B.V. ("Kappa Packaging Subsidiaries").

Kappa Beheer B.V., Kappa Packaging B.V. and the Kappa Packaging Subsidiaries are direct or indirect, wholly-owned subsidiaries of Kappa Holding B.V. Pursuant to the debt securities issued by Kappa Beheer B.V. and the related indentures, Kappa Packaging B.V. and Kappa Holding B.V. jointly and severally, fully and unconditionally guarantee Kappa Beheer's debt securities. Kappa Holding B.V. is the parent guarantor and Kappa Packaging B.V. is the subsidiary guarantor.

The Group has not provided reconciliations from Dutch GAAP to US GAAP for the columns relating to the guarantor entities as such reconciliations would not materially affect an investor's understanding of the nature of the guarantee. The majority of the reconciling items between Dutch GAAP and US GAAP relate to the operating activities of the non-guarantor subsidiaries and these amounts would only affect the guarantors' investment in group companies and equity earnings of subsidiaries.

17

Kappa Packaging Group
Consolidated Statement of Income

January 1 - March 31, 2002 (€ in millions)	*Consolidated*		*Non-Guarantor Subsidiaries*	*Subsidiary Guarantor*	*Issuer*	*Parent Guarantor*
	Kappa Packaging Group	**Eliminations**	**Kappa Packaging Subsidiaries**	**Kappa Packaging B.V.**	**Kappa Beheer B.V.**	**Kappa Holding B.V.**
Sales	711.6	-	711.6	-	-	-
Net change in work in progress and finished Goods	6.4	-	6.4	-	-	-
Net sales including net change in work in progress and finished goods	718.0	-	718.0	-	-	-
Raw material cost	(249.4)	-	(249.4)	-	-	-
External services	(130.7)	-	(130.7)	-	-	-
Labor costs	(168.3)	-	(168.3)	-	-	-
Other operating expenses, net	(47.4)	-	(47.4)	-	-	-
Depreciation	(42.6)	-	(42.6)	-	-	-
Total operating costs and expenses	(638.4)	-	(638.4)	-	-	-
Operating income	79.6	-	79.6	-	-	-
Amortization of intangible fixed assets	(6.9)	-	(5.4)	(1.5)	-	-
Interest income (expense)	(44.9)	-	(52.1)	(4.6)	11.8	-
Interest income (expense) Holding/Beheer loan	-	-	-	-	(11.6)	11.6
Interest expense Holding Shareholders' loans	(10.9)	-	-	-	-	(10.9)
Income before income taxes and extraordinary Items	16.9	-	22.1	(6.1)	0.2	0.7
Income taxes	(6.6)	-	(8.1)	2.1	(0.1)	(0.5)
Income from participations	-	-	-	-	-	-
Income before extraordinary items	10.3	-	14.0	(4.0)	0.1	0.2
Extraordinary items	-	-	-	-	-	-
Income before equity in earnings of subsidiaries	10.3	-	14.0	(4.0)	0.1	0.2
Equity in earnings of subsidiaries	-	(34.1)	-	14.0	10.0	10.1
Net income (loss)	10.3	(34.1)	14.0	10.0	10.1	10.3

Kappa Packaging Group
Consolidated Balance Sheet

March 31, 2002 (€ in millions)	*Consolidated* Kappa Packaging Group	Eliminations	*Non-Guarantor Subsidiaries* Kappa Packaging Subsidiaries	*Subsidiary Guarantor* Kappa Packaging B.V.	*Issuer* Kappa Beheer B.V.	*Parent Guarantor* Kappa Holding B.V.
Assets						
Cash and cash equivalents	203.3	-	192.0	11.3	-	-
Accounts receivable – trade and other, net	528.8	-	528.8	-	-	-
Inventories	263.5	-	263.5	-	-	-
Other current assets	48.3	-	42.2	5.9	0.2	-
Total current assets	1,043.9	-	1,026.5	17.2	0.2	-
Investments in Group companies	-	(594.5)	-	270.9	160.5	163.1
Loans to Group companies	-	(3,749.8)	-	2,470.9	1,278.9	-
Total investments and advances affiliates	-	(4,344.3)	-	2,741.8	1,439.4	163.1
Tangible fixed assets	1,671.2	-	1,671.2	-	-	-
Intangible assets, net	919.5	-	889.7	21.6	8.2	-
Other assets	98.4	-	58.4	40.0	-	-
	3,733.0	(4,344.3)	3,645.8	2,820.6	1,447.8	163.1
Liabilities						
Bank overdrafts	15.2	-	15.2	-	-	-
Current portion of Term Loan Facilities	77.4	-	-	77.4	-	-
Current portion of other long-term borrowings	1.4	-	1.4	-	-	-
Other current liabilities	482.0	-	461.5	6.6	13.2	0.7
Total current liabilities	576.0	-	478.1	84.0	13.2	0.7
Term Loan Facilities	1,401.2	-	-	1,401.2	-	-
Senior Subordinated Notes	100.0	-	-	-	100.0	-
High Yield Bond notes	575.0	-	-	-	575.0	-
Other long-term debt	9.5	-	9.5	-	-	-
Other non-current liabilities	313.7		313.7	-	-	-
Long-term debt due to Group companies	-	(3,749.8)	2,573.6	1,173.9	-	2.3
Total non-current liabilities	2,399.4	(3,749.8)	2,896.8	2,575.1	675.0	2.3
Holding Shareholders' Loans	592.7	-	-	-	-	592.7
Holding/Beheer Loan	-	-	-	-	596.5	(596.5)
Minority interests	1.0	-	-	1.0	-	-
Share capital	0.8	-	-	-	-	0.8
Additional paid-in capital	152.9	(545.7)	243.3	151.2	151.2	152.9
Retained earnings	14.6	(59.6)	29.6	13.7	16.3	14.6
Cumulative translation adjustment	(4.4)	10.8	(2.0)	(4.4)	(4.4)	(4.4)
Total shareholders' equity	163.9	(594.5)	270.9	160.5	163.1	163.9
	3,733.0	(4,344.3)	3,645.8	2,820.6	1,447.8	163.1

Kappa Packaging
Consolidated Cash-Flow Statement

January 1 - March 31, 2002 (€ in millions)	*Consolidated*	*Non-Guarantor Subsidiaries*	*Subsidiary Guarantor*	*Issuer*	*Parent Guarantor*
	Kappa Packaging Group	**Kappa Packaging Subsidiaries**	**Kappa Packaging B.V.**	**Kappa Beheer B.V.**	**Kappa Holding B.V.**
Cash flow from commercial operations	**79.2**	**79.2**	**-**	**-**	**-**
Interest paid	(52.6)	0.4	(22.2)	(30.8)	-
Income taxes paid	(3.6)	(3.6)	-	-	-
Net cash flow from operating activities	**23.0**	**76.0**	**(22.2)**	**(30.8)**	**-**
Cash flow from investing activities					
Net investment in tangible fixed assets	(34.6)	(34.6)	-	-	-
Net investment in financial fixed assets	0.5	0.5	-	-	-
Net investment in intangible fixed assets	(0.6)	(0.6)	-	-	-
Net cash flow from investing activities	**(34.7)**	**(34.7)**	**-**	**-**	**-**
Cash flow before financing activities	**(11.7)**	**41.3**	**(22.2)**	**(30.8)**	**-**
Cash flow from financing activities					
Net change in long-term liabilities	-	-	-	-	-
Net change in bank overdraft	(4.6)	(4.6)	-	-	-
Net cash flow from financing activities	**(4.6)**	**(4.6)**	**-**	**-**	**-**
Net change in intercompany accounts	-	(54.3)	23.5	30.8	-
Change in cash and cash equivalents	**(16.3)**	**(17.6)**	**1.3**	**-**	**-**
Cash and cash equivalents – beginning of the period	217.6	207.6	10.0	-	-
Translation movements on cash and cash equivalents	2.0	2.0	-	-	-
Cash and cash equivalents end of period	**203.3**	**192.0**	**11.3**	**-**	**-**

Summary of differences between Dutch Generally Accepted Accounting Principles and US Generally Accepted Accounting Principles

The Group's financial statements have been prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States (US GAAP).

The effect of the application of US GAAP to net income and shareholders' equity is set out in the tables below .

(€ in millions)	First Quarter 2002 *	First Quarter 2001 *
Net income/(loss) under Dutch GAAP	**10.3**	**1.7**
a) Goodwill adjustments	6.2	0.3
b) Restructuring costs	(4.5)	(2.5)
c) Other intangible assets	0.4	(0.5)
d) Swaption	-	(0.4)
e) Insurance loss provision	(1.3)	(1.0)
f) Financial instruments	8.6	0.2
g) Pensions	(0.2)	(1.2)
h) Adjustment SCAO	-	-
Deferred tax on US GAAP adjustments	(1.0)	1.9
Net income/(loss) under US GAAP	**18.5**	**(1.5)**

	March 31, 2002 *	December 31, 2001
Shareholders' equity under Dutch GAAP	**163.9**	**143.7**
a) Goodwill adjustments	11.2	5.0
b) Restructuring costs	(100.2)	(95.7)
c) Other intangible assets	(1.1)	(1.5)
d) Swaption	-	-
e) Insurance loss provision	8.9	10.2
f) Financial instruments	(6.4)	(15.0)
g) Pensions	(12.4)	(12.2)
g) Pensions, additional minimum liability	(8.3)	(8.3)
g) Pensions, intangible assets	1.1	1.1
h) Acquisition Kappa SCAO	(0.7)	(0.7)
Deferred tax on US GAAP adjustments	41.5	42.5
Shareholders' equity under US GAAP	**97.5**	**69.1**

* unaudited